Exhibit 99.1

BEZEQ GROUP REPORTS

SECOND QUARTER 2019 Financial RESULTS

Tel Aviv, Israel – August 29, 2019 – Bezeq – The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), Israel’s leading telecommunications provider, today announced its financial results for the three months ended June 30, 2019. Details regarding the investor conference call and webcast to be held today are included later in this press release.

The financial results in the second quarter of 2019 were impacted by three extraordinary items: A write-off of the balance of the tax asset in respect of losses from yes of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million and capital gains of NIS 403 million for the sale of the “Sakia” complex

Bezeq Group (consolidated)	Q2 2019	Q2 2018	% change
	(NIS millions)

Revenues	2,224	2,333	(4.7%)
Operating profit	(94)	371
EBITDA	384	908	(57.7%)
EBITDA margin	17.3%	38.9%
Net profit	(1,573)	195
Diluted EPS (NIS)	(0.57)	0.07
Cash flow from operating activities	624	806	(22.6%)
Payments for investments	525	531	(1.1%)
Free cash flow [1]	350	122	186.9%
Net debt/Adjusted EBITDA[2] (EOP)	2.5	2.5

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.
[2]	Adjusted EBITDA in this ratio is EBITDA excluding other operating income/expenses, one-time loss from impairment and the effect of the adoption of accounting standard IFRS 16.

Shlomo Rodav, Bezeq’s Chairman, stated, “Heightened competition in all areas of the Israeli telecommunications market is reflected in our second quarter results. In response, we are taking many actions to adapt Bezeq to the competitive situation and strengthen the Group for the upcoming challenges in future years. We do this through deep and complex streamlining processes in each of the Group companies as well as through creating managerial and operational synergies. Streamlining processes naturally result in short-term expenses but are poised to create significant value in the medium and long term. The fruits of these processes will be seen in the future and more materially as time goes on. On the other hand, we are developing new areas of activity tailored to technological and consumer changes in the various markets and adapting existing businesses to changing realities.

The continued fierce competition in the cellular market led to revised estimates in prices of services and profitability of equipment sales in Pelephone that led to an impairment in value. We will continue to operate under strict corporate governance rules in the future. In addition, the quarterly results were significantly impacted by the write-off of the tax asset in respect of losses from yes. It should be noted that this is an accounting write-off and does not affect the company’s current operations.”

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 1

Yali Rothenberg, CPA, Bezeq Group’s Chief Financial Officer, commented, “We continue to deliver strong business performance relative to the market, while streamlining and reducing expenses. During the quarter, our financial results were affected by three extraordinary items: a write-off of the balance of the tax asset in respect of losses from yes of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million and capital gains of NIS 403 million for the sale of the “Sakia” complex.

During the quarter, we continued to solidify Bezeq’s significant financial strength by, among other factors, reducing net debt by approximately NIS 1 billion compared to the corresponding quarter. In 2019, we raised NIS 1.39 billion at an average duration of over 7 years, and made early repayments of NIS 438 million. We will continue to work to reduce our debt and extend its duration.”

Bezeq Group Results (Consolidated)

Revenues in the second quarter of 2019 were NIS 2.22 billion, compared to NIS 2.33 billion in the same quarter of 2018, a decrease of 4.7%.

The decrease in revenues was due to lower revenues in Bezeq Fixed-Line, Pelephone and yes.

Salary expenses in the second quarter of 2019 were NIS 489 million, compared to NIS 503 million in the same quarter of 2018, a decrease of 2.8%.

The decrease in salary expenses was primarily due to the reduction in salary expenses in Bezeq International and yes.

Operating and general expenses in the second quarter of 2019 were NIS 814 million, compared to NIS 838 million in the same quarter of 2018, a decrease of 2.9%.

The decrease in operating and general expenses was primarily due to lower expenses in Pelephone and Bezeq Fixed-Line.

Other operating income, net in the second quarter of 2019 was NIS 414 million, compared to operating expenses of NIS 84 million in the same quarter of 2018.

Other operating income/expenses was impacted by the recording of capital gains of NIS 403 million from the sale of the “Sakia” complex in the current quarter and the provision of NIS 81 for the early retirement of employees at Bezeq Fixed-Line in the second quarter of 2018.

Depreciation, amortization and impairment expenses in the second quarter of 2019 was NIS 478 million, compared to NIS 537 million in the same quarter of 2018, a decrease of 11.0%. The decrease in depreciation, amortization and impairment expenses was primarily due to the decrease in depreciable and amortizable assets in yes in the fourth quarter of 2018. The decrease was partially offset by the ongoing loss from impairment (fixed and intangible assets) recorded in the current quarter.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 2

Loss from impairment of assets in the second quarter of 2019 was NIS 951 million. The loss was due to the decrease in value of goodwill at Pelephone.

Operating loss in the second quarter of 2019 amounted to NIS 94 million, compared to operating profit of NIS 371 million in the same quarter of 2018. EBITDA in the second quarter of 2019 amounted to NIS 384 million (EBITDA margin of 17.3%), compared to NIS 908 million (EBITDA margin of 38.9%) in the same quarter of 2018, a decrease of 57.7%.

After adjusting for the loss from impairment and other operating income/expenses, adjusted EBITDA in the second quarter of 2019 was NIS 921 million (EBITDA margin of 41.4%), compared to NIS 992 million (EBITDA margin of 42.5%) in the same quarter of 2018, a decrease of 7.2%.

Financing expenses in the second quarter of 2019 were NIS 136 million, compared to NIS 110 million in the same quarter of 2018, an increase of 23.6%.

The increase in financing expenses was primarily due to the increase in financing expenses in Bezeq Fixed-Line and yes.

Tax expenses in the second quarter of 2019 were NIS 1.34 billion, compared to NIS 65 million in the same quarter of 2018.

The increase in tax expenses was due to the write-off of the balance of the tax asset in respect of losses from yes as well as an increase in taxable income mainly due to capital gains for the sale of the “Sakia” complex.

Net loss in the second quarter of 2019 amounted to NIS 1.57 billion, compared to net profit of NIS 195 million in the same quarter of 2018. The transition from net profit to net loss was primarily due to the aforementioned decrease in operating profit and write-off of the tax asset.

After adjusting for the write-off of the tax asset, loss from impairment and other operating income/expenses, adjusted net profit in the second quarter of 2019 was NIS 225 million, compared to NIS 260 million in the same quarter of 2018, a decrease of 13.5%.

Cash flow from operating activities in the second quarter of 2019 was NIS 624 million, compared to NIS 806 million in the same quarter of 2018, a decrease of 22.6%. The decrease in cash flow from operating activities was primarily due to a decrease in all key Group segments primarily resulting from changes in working capital.

Payments for investments (Capex) in the second quarter of 2019 amounted to NIS 525 million, compared to NIS 531 million in the same quarter of 2018, a decrease of 1.1%.

Capex in the second quarter of 2019 included payment of a betterment levy of NIS 149 million in connection with the sale of the “Sakia” complex, compared to the payment of NIS 112 million for permit fees in the second quarter of 2018.

Free cash flow in the second quarter of 2019 was NIS 350 million, compared to NIS 122 million in the same quarter of 2018, an increase of 186.9%. The increase in free cash flow was primarily due to proceeds of NIS 323 million received in connection with the sale of the “Sakia” complex, compared to payment of NIS 80 million for betterment tax in the second quarter of 2018.

Net financial debt of the Group was NIS 8.42 billion as of June 30, 2019 compared to NIS 9.40 billion as of June 30, 2018. As of June 30, 2019, the Group’s net financial debt to Adjusted EBITDA ratio was 2.5, in-line with the result as of June 30, 2018.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 3

2019 Outlook

Due to extraordinary items in the second quarter of 2019 (write-off of the tax asset, impairment loss in Pelephone assets and the recording of capital gains from the sale of the “Sakia” complex) as well as the inclusion of estimated costs for early retirement in the Outlook, the Bezeq Group is updating its Outlook for 2019, as originally published in the Company’s periodic report as of December 31, 2018 (“Original Outlook”) as follows:

Net loss attributable to shareholders:

Approximately NIS 1.1 billion (compared to net profit of NIS 900 million to NIS 1.0 billion in the

Original Outlook)

EBITDA:

Approximately NIS 2.9 billion (compared to NIS 3.9 in the Original Outlook)

CAPEX*:

Approximately NIS 1.7 billion (unchanged)

The Group’s updated Outlook includes the write-off of the balance of the tax asset in respect of losses from yes of NIS 1.166 billion, an impairment loss in Pelephone assets of NIS 951 million, capital gains of NIS 403 million from the sale of the “Sakia” complex and provisions of NIS 380 million for the early retirement of employees in Bezeq Fixed-Line, Pelephone, Bezeq International and yes. It is noted that NIS 360 million of the total forecasted provisions for early retirement have not yet been recorded as actual provisions in the financial statements and represents an estimate that may not be realized.

The Company’s forecasts in this section are forward-looking information, as defined in the Securities Law. The forecasts are based on the Company’s estimates, assumptions and expectations and do not include the effects, if any, of the cancellation of the Group’s structural separation and the merger with the subsidiary companies and everything involved therein in 2019. The Group’s forecasts are based, inter alia, on its estimates regarding the structure of competition in the telecommunications market and regulation in this sector, the economic situation and accordingly, the Group’s ability to implement its plans in 2019. Actual results may differ from these estimates taking note of changes which may occur in the foregoing, in business conditions, and the effects of regulatory decisions, technology changes and developments in the structure of the telecommunications market, and so forth, or the realization of one or more of the risk factors listed in sections 2.20, 3.19, 4.14 and 5.19 of the Periodic Report of 2018, and specifically the risk factor detailed in section 2.20.12 of the Periodic Report of 2018 regarding the impairment of assets in the subsidiary companies.

The Company shall report, as required, deviations of more/less than 10% of the range and amounts stated in the Outlook.

**CAPEX – payments for investments (gross) in fixed and intangible assets

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 4

Bezeq Fixed-Line Results

Dudu Mizrahi, Bezeq CEO, commented, “In the second quarter, we continued to deliver strong results despite the challenging telecommunications market. We strengthened our presence in customers’ homes and businesses, through the significant penetration of our advanced BE router, along with related solutions that complement the home broadband experience. Customers’ trust in the range of value-added services we offer is driving growth in average revenue per broadband subscriber. At the same time, we continue to expand and strengthen our advanced business communications solutions. We are making great efforts to develop new growth engines that leverage the diverse capabilities of the company. In this quarter, we executed on the efficiency plan announced at the end of 2018, the fruits of which we will continue to see in the future. The Ministry of Communications recently released a number of new policy documents regarding various aspects of fiber optic services for private customers. We hope that when the hearing is completed, a new policy will be formulated that will allow the company to start providing the services on an economic basis.”

Total Revenues in the second quarter of 2019 were NIS 1.02 billion, compared to NIS 1.06 billion in the same quarter of 2018, a decrease of 4.1%.

The decrease in revenues was primarily due to a decrease in most of the revenue items of the Company.

Revenues from broadband Internet services (retail and wholesale) in the second quarter of 2019 were NIS 396 million, compared to NIS 403 million in the same quarter of 2018, a decrease of 1.7%.

The decrease in revenues from broadband Internet services was due to a reduction in the number of retail broadband Internet lines as well as a decrease in wholesale revenues, partially offset by an increase in the average revenue per retail subscriber.

Revenues from telephony services in the second quarter of 2019 were NIS 264 million, compared to NIS 291 million in the same quarter of 2018, a decrease of 9.3%.

The decrease in telephony revenues was due to a reduction of 5.8% in the average revenue per line as well as a decrease of 5.2% in the number of access lines.

Revenues from transmission and data communication services in the second quarter of 2019 were NIS 238 million, compared to NIS 244 million in the same quarter of 2018, a decrease of 2.5%.

Revenues from cloud & digital services in the second quarter of 2019 were NIS 68 million, compared to NIS 66 million in the same quarter of 2018, an increase of 3.0%.

The increase in revenues from cloud & digital services was due to an increase in revenues from virtual private exchange (HIPT) services.

Operating expenses in the second quarter of 2019 were NIS 133 million, compared to NIS 145 million in the same quarter of 2018, a decrease of 8.3%.

The decrease in operating expenses was primarily due to a decrease in advertising expenses as well as payments to telecommunication providers partially offset by an increase in terminal equipment expenses.

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Salary expenses in the second quarter of 2019 were NIS 231 million, compared to NIS 232 million in the same quarter of 2018, a decrease of 0.4%.

Other operating income, net in the second quarter of 2019 amounted to NIS 423 million, compared to operating expenses of NIS 89 million in the same quarter of 2018.

Other operating income was impacted by the recording of NIS 403 million of capital gains from the sale of the “Sakia” complex in the current quarter as well as a provision for the early retirement of employees of NIS 81 million in the second quarter of 2018.

Depreciation expenses in the second quarter of 2019 were NIS 204 million, compared to NIS 211 million in the same quarter of 2018, a decrease of 3.3%.

Profitability metrics in the second quarter of 2019 were impacted by the aforementioned changes in other operating expenses/income, net.

Operating profit in the second quarter of 2019 amounted to NIS 875 million, compared to NIS 387 million in the same quarter of 2018, an increase of 126.1%.

EBITDA in the second quarter of 2019 was NIS 1.08 billion, compared to NIS 598 million in the same quarter of 2018, an increase of 80.4%.

Financing expenses in the second quarter of 2019 were NIS 141 million, compared to NIS 119 million in the same quarter of 2018, an increase of 18.5%.

The increase in financing expenses was primarily due to an adjustment to financing expenses in respect of the early retirement of employees as well as an increase in linkage differentials.

Tax expenses in the second quarter of 2019 were NIS 172 million, compared to NIS 66 million in the same quarter of 2018, an increase of 160.6%.

The increase in tax expenses was due to the increase in taxable income.

Net profit in the second quarter of 2019 amounted to NIS 562 million, compared to NIS 202 million in the same quarter of 2018, an increase of 178.2%.

The increase in net profit was primarily due to the aforementioned increase in operating profit.

Cash flow from operating activities in the second quarter of 2019 amounted to NIS 416 million, compared to NIS 507 million in the same quarter of 2018, a decrease of 17.9%.

The decrease in cash flow from operating activities was primarily due to changes in working capital.

Payments for investments (Capex) in the second quarter of 2019 were NIS 333 million, compared to NIS 313 million in the same quarter of 2018, an increase of 6.4%.

Capex in the second quarter of 2019 included payment of a betterment levy of NIS 149 million in connection with the sale of the “Sakia” complex, compared to the payment of NIS 112 million for permit fees in the second quarter of 2018.

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Free cash flow in the second quarter of 2019 was NIS 396 million, compared to NIS 107 million in the same quarter of 2018, an increase of 270.1%.

The increase in free cash flow was primarily due to proceeds of NIS 323 million received in connection with the sale of the “Sakia” complex, compared to the payment of NIS 80 million for betterment tax in the second quarter of 2018.

The number of broadband Internet lines (retail and wholesale) at the end of June 2019 totaled 1.613 million, a decrease of 22,000 lines compared to previous quarter. The number of wholesale broadband Internet lines amounted to 612,000 lines, representing a sequential decrease of 12,000 lines.

During the second quarter of 2019, average broadband speeds reached 64.0 Mbps, compared to 61.5 Mbps sequentially, and 55.4 Mbps in the second quarter of 2018, representing a year-over-year increase of 15.5%.

Average revenue per Internet subscriber (ARPU - retail) in the second quarter of 2019 was NIS 97, compared to NIS 96 sequentially, and NIS 93 in the second quarter of 2018.

The number of telephony access lines totaled 1.768 million at the end of June 2019, compared to 1.792 million sequentially and 1.865 million at the end of June 2018.

Average revenue per line (ARPL) in the second quarter of 2019 totaled NIS 49, compared to NIS 50 sequentially and NIS 52 in the second quarter of 2018.

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Bezeq Fixed-Line - Financial data	Q2 2019	Q2 2018	% change
	(NIS millions)

Total revenues	1,020	1,064	(4.1%)
Broadband Internet revenues	396	403	(1.7%)
Telephony revenues	264	291	(9.3%)
Transmission and data revenues	238	244	(2.5%)
Cloud & digital services revenues	68	66	3.0%
Other revenues	54	60	(10.0%)
Operating profit	875	387	126.1%
EBITDA	1,079	598	80.4%
Net profit [1]	562	202	178.2%
Cash flows from operating activities	416	507	(17.9%)
Payments for investments	333	313	6.4%
Free cash flow [2]	396	107	270.1%

[1]	Excluding share in profits/losses of equity-accounted investees.
[2]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Bezeq Fixed-Line - KPIs	Q2 2019	Q1 2019	Q2 2018

Active subscriber lines (end of period, in thousands) [1]	1,768	1,792	1,865
Average monthly revenue per line (NIS) [2]	49	50	52
Outgoing minutes (millions)	865	926	1,010
Incoming minutes (millions)	1,056	1,090	1,151
Churn rate (%) [3]	2.7%	3.0%	2.8%
Total broadband Internet lines (retail and wholesale, end of period, in thousands) [4]	1,613	1,635	1,662
Wholesale broadband Internet lines (end of period, in thousands) [4]	612	624	600
Average monthly revenue per broadband Internet subscriber (NIS) - Retail	97	96	93
Average broadband speed per subscriber (Mbps)	64.0	61.5	55.4

[1]	Inactive subscribers are those whose lines have been physically disconnected (except for a subscriber who did not pay his balance due to the Company in the first three months of collection proceedings).
[2]	Not including revenues from data communications and transmissions services, Internet services, services to communications providers, and contract and other services. Based on average lines for the period.
[3]	Churn rate is calculated according to the number of telephone subscribers who have disconnected from the Company’s services during the period divided by the average number of telephone subscribers during the period.
[4]	The total number of broadband Internet lines includes retail and wholesale lines. Retail - direct Internet subscriber of the Company; Wholesale - Internet line through Bezeq’s wholesale service for telecom operators.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 8

Pelephone Results

Ran Guron, CEO of Pelephone, stated, “We have grown the number of subscribers for more than three years, and have added another 58,000 subscribers since the beginning of this year. This is an impressive achievement, especially in light of the intense competition and erosion in profitability in the cellular market. Alongside growth in subscribers, we continued to streamline operations and saved NIS 51 million in operating expenses in the first half of 2019. We are currently negotiating with the company’s labor union to reach a new agreement that will allow us to make the necessary adjustments to ensure Pelephone’s future in a changing and competitive environment.”

Guron added that, “We are reviewing the frequency tender which has recently been published. At the same time, we continue to lead the industry in technological innovation with the launch of the eSIM service and development of advanced solutions for enterprise customers with emphasis on the IoT field.”

Revenues from services in the second quarter of 2019 were NIS 430 million, compared to NIS 417 million sequentially and NIS 438 million in the same quarter of 2018, a quarter-over-quarter increase of 3.1% and a year-over-year decrease of 1.8%.

The decrease in revenues from services compared to the corresponding quarter was due to the continued decrease in market prices as a result of the transition of existing customers to lower priced plans including higher data plans, which was partially offset by an increase in revenues from new subscriber recruitment.

Revenues from equipment sales in the second quarter of 2019 were NIS 140 million, compared to NIS 161 million sequentially and NIS 164 million in the same quarter of 2018, a decrease of 13.0% and 14.6% respectively. The decrease in revenues from equipment sales was primarily due to a reduction in the number of handsets sold as well as a decrease in revenue per handset as a result of a change in the mix of handsets sold.

Total revenues in the second quarter of 2019 were NIS 570 million, compared to NIS 578 million sequentially and NIS 602 million in the same quarter of 2018, a decrease of 1.4% and 5.3% respectively.

Operating expenses in the second quarter of 2019 decreased by NIS 22 million and amounted to NIS 578 million, compared to NIS 600 million in the same quarter of 2018, a decrease of 3.7%. The decrease in operating expenses was due to a reduction in dealer commissions and network expenses. In addition, there was a decrease in equipment costs due to lower revenues from equipment sales.

Operating loss in the second quarter of 2019 was NIS 8 million, compared to NIS 10 million sequentially and operating profit of NIS 2 million in the same quarter of 2018.

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EBITDA in the second quarter of 2019 was NIS 148 million (EBITDA margin of 25.9%), compared to NIS 147 million sequentially (EBITDA margin of 25.4%) and NIS 161 million (EBITDA margin of 26.8%) in the same quarter of 2018, a quarter-over-quarter increase of 0.7% and a year-over-year decrease of 8.1%.

Net profit in the second quarter of 2019 was NIS 2 million, in-line sequentially and compared to NIS 7 million in the same quarter of 2018, a decrease of 71.4%.

Cash flow from operating activities in the second quarter of 2019 was NIS 136 million, compared to NIS 181 million in the same quarter of 2018, a decrease of 24.9%.

The decrease in cash flow from operating activities was primarily due to changes in working capital.

Free cash flow in the second quarter of 2019 was NIS 8 million, compared to NIS 41 million in the same quarter of 2018, a decrease of 80.5%.

Pelephone’s subscriber base increased by 39,000 subscribers in the second quarter of 2019 of which 24,000 were postpaid subscribers. Total subscribers reached 2.263 million at the end of June 2019.

Average revenue per subscriber (ARPU) in the second quarter of 2019 was NIS 64, an increase of NIS 1 sequentially and NIS 7 compared to the corresponding quarter.

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Pelephone - Financial data	Q2 2019	Q2 2018	% change
	(NIS millions)

Total revenues	570	602	(5.3%)
Service revenues	430	438	(1.8%)
Equipment revenues	140	164	(14.6%)
Operating profit	(8)	2
EBITDA	148	161	(8.1%)
EBITDA margin	25.9%	26.8%
Net profit	2	7	(71.4%)
Cash flows from operating activities	136	181	(24.9%)
Payments for investments	83	90	(7.8%)
Free cash flow [1]	8	41	(80.5%)

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

Pelephone - KPIs	Q2 2019	Q1 2019	Q2 2018

Total subscribers (end of period, in thousands) [1,4]	2,263	2,224	2,601
Postpaid subscribers (end of period, in thousands) [1,4]	1,866	1,842	1,800
Prepaid subscribers (end of period, in thousands) [1,4]	397	382	801
Average revenue per user (ARPU, NIS) [2]	64	63	57
Churn rate [3]	7.5%	8.6%	7.3%

[1]	Subscriber data includes Pelephone subscribers (excluding subscribers of operators that Pelephone hosts on its network as well as IOT subscribers as of Q3 2018) and do not include inactive subscribers who are connected to Pelephone’s services for six months or more. An inactive subscriber is one who in the past six months has not received at least one call, not made at least one call/SMS, did not take one Internet action nor pay for any Pelephone services. Prepaid subscribers are included in the list of active subscribers from the date on which the subscriber loaded his device, and are removed from the list of active subscribers if he makes no outgoing use of his device for six months or more. A customer may have more than one subscriber line. Regarding the change in the definition of subscribers from Q3 2018, see Note 4 below.
[2]	Average monthly revenue per subscriber (postpaid and prepaid) is calculated by dividing average monthly revenue from cellular services, both from Pelephone subscribers and from other communications operators, including revenues from cellular operators who use Pelephone’s network, and repair and warranty services in the period by average Pelephone active subscribers in the same period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on average revenue per subscriber, see Note 4 below.
[3]	Churn rate is calculated according to the proportion of subscribers who have disconnected from Pelephone’s services and subscribers who have become inactive during the period divided by the total number of average active subscribers during the period. Regarding the effect of the change in the definition of subscribers from Q3 2018 on the churn rate, see Note 4 below.
[4]	At the beginning of Q3 2018, 426,000 prepaid subscribers and 2,000 IOT subscribers were written off the list of subscribers. This led to an increase of NIS 11 in ARPU and an increase of 1.5% in the churn rate in Q3 2018.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 11

Bezeq International Results

Ran Guron, CEO of Bezeq International, said, “In the second quarter, we continued to grow revenues and stabilize profitability metrics, despite the intense competition in the telecommunications market. In addition, we grew our cloud operations and formed partnerships with international companies, while developing the marketplace arm of cloud services for business dealers in Israel.”

Guron added: “Recently, we signed an agreement with the labor union regarding streamlining and synergy processes in the subsidiaries. Further to this agreement, we launched our very first triple play package including leading Internet services from Bezeq International together with high quality TV from yes. This package enables us to enhance the value proposition for both existing and new customers and to offer a full range of telecommunications products under one roof.”

Revenues in the second quarter of 2019 were NIS 339 million compared to NIS 336 million in the same quarter of 2018, an increase of 0.9%.

The increase in revenues was primarily due to the increase in revenues from business services.

Operating expenses in the second quarter of 2019 were NIS 321 million compared to NIS 306 million in the same quarter of 2018, an increase of 4.9%.

The increase in operating expenses was primarily due to the increase in the cost of services to business customers resulting from the increase in revenues as well as provisions for legal claims. The increase was partially offset by a decrease in salary expenses due to a reduction in the number of employees. In addition, there was a decrease in other operating expenses and international call expenses as a result of the corresponding decrease in revenues. After adjusting for the one-time provisions for legal claims in the current quarter, operating expenses were stable compared to the corresponding quarter.

Operating profit in the second quarter of 2019 was NIS 18 million compared to NIS 30 million in the same quarter of 2018, a decrease of 40.0%. After adjusting for the one-time provisions for legal claims in the current quarter, operating profit was stable compared to the corresponding quarter.

EBITDA in the second quarter of 2019 was NIS 64 million (EBITDA margin of 18.9%) compared to NIS 75 million (EBITDA margin of 22.3%) in the same quarter of 2018, a decrease of 14.7%. After adjusting for the one-time provisions for legal claims in the current quarter, EBITDA was stable compared to the corresponding quarter.

Net profit in the second quarter of 2019 was NIS 10 million compared to NIS 20 million in the same quarter of 2018, a decrease of 50.0%. After adjusting for the one-time provisions for legal claims in the current quarter, net profit was stable compared to the corresponding quarter.

Cash flow from operating activities in the second quarter of 2019 was NIS 48 million compared to NIS 54 million in the same quarter of 2018, a decrease of 11.1%.

The decrease in cash flow from operating activities was primarily due to changes in working capital.

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Free cash flow in the second quarter of 2019 was NIS 6 million compared to NIS 1 million in the same quarter of 2018.

Bezeq International	Q2 2019	Q2 2018	% change
	(NIS millions)

Revenues	339	336	0.9%
Operating profit	18	30	(40.0%)
EBITDA	64	75	(14.7%)
EBITDA margin	18.9%	22.3%
Net profit	10	20	(50.0%)
Cash flows from operating activities	48	54	(11.1%)
Payments for investments	34	44	(22.7%)
Free cash flow [1]	6	1	500.0%

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 13

yes Results

Ran Guron, CEO of yes, stated, “During the quarter, we posted decreases in salaries and operating expenses as a result of continued streamlining procedures and the implementation of the labor agreement signed in March. These processes have allowed us to launch our very first triple play package with Bezeq International. Thanks to the milestone launch, we are able to offer both our existing and new customers a full product portfolio that includes the best multi-channel television in Israel combined with the leading Internet in the country under one roof.”

Revenues in the second quarter of 2019 were NIS 337 million, compared to NIS 375 million in the same quarter of 2018, a decrease of 10.1%.

The decrease in revenues was primarily due to a reduction in the average number of subscribers and a decrease in pricing due to the transition to the “yes Ultimate” price plan.

Operating expenses in the second quarter of 2019 were NIS 361 million compared to NIS 392 million in the same quarter of 2018, a decrease of 7.9%.

The decrease in operating expenses was due to streamlining measures that reduced operating expenses (offset by the loss from ongoing impairment) and salary expenses. In addition, there was a decrease in one-time other operating expenses. After excluding the effect of the impairment loss, operating expenses amounted to NIS 345 million, a decrease of 12.0% compared to the corresponding quarter of 2018.

Operating loss in the second quarter of 2019 was NIS 24 million, compared to NIS 45 sequentially and NIS 17 million in the same quarter of 2018, an increase of 41.2% compared to the corresponding quarter.

The decrease in operating loss compared to the previous quarter was due to a one-time provision for the early retirement of employees. After excluding the effect of the impairment loss, operating loss amounted to NIS 8 million, an increase of 52.9% compared to the corresponding quarter of 2018.

EBITDA in the second quarter of 2019 was NIS 44 million (EBITDA margin – 13.1%) compared to NIS 62 million (EBITDA margin – 16.5%) in the same quarter of 2018, a decrease of 29.0%.

The decrease in EBITDA was due to the decrease in revenues as well as the loss from ongoing impairment (recorded in operating expenses). After excluding the effect of the impairment loss, EBITDA amounted to NIS 73 million, an increase of 17.7% compared to the corresponding quarter of 2018.

Net loss in the second quarter of 2019 was NIS 27 million, compared to NIS 10 million in the same quarter of 2018, an increase of 170.0%. After excluding the effect of the impairment loss, net loss amounted to NIS 11 million.

Cash flow from operating activities in the second quarter of 2019 was NIS 22 million, compared to NIS 60 million in the same quarter of 2018, a decrease of 63.3%.

The decrease in cash flow from operating activities was primarily due to a reduction in profitability as well as changes in working capital.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 14

Negative free cash flow in the second quarter of 2019 was NIS 58 million, compared to NIS 23 million in the same quarter of 2018.

ARPU in the second quarter of 2019 was NIS 198, compared to NIS 215 in the same quarter of 2018.

The number of yes subscribers in the second quarter of 2019 decreased by 3,000. Total yes subscribers at June 30, 2019 were 565,000.

yes - Financial data	Q2 2019	Q2 2018	% change
	(NIS millions)

Revenues	337	375	(10.1%)
Operating profit	(24)	(17)	41.2%
EBITDA	44	62	(29.0%)
EBITDA margin	13.1%	16.5%
Net profit (loss)	(27)	(10)	170.0%
Cash flows from operating activities	22	60	(63.3%)
Payments for investments	74	75	(1.3%)
Free cash flow [1]	(58)	(23)	152.2%

[1]	Free cash flow is defined as cash flow from operating activities less net payments for investments and as of 2018, with the implementation of accounting standard IFRS 16, less payments for leases.

yes - KPIs	Q2 2019	Q4 2018	Q2 2018

Number of subscribers (end of period, in thousands) [1]	565	568	582
Average revenue per user (ARPU, NIS) [2]	198	200	215
Churn rate (%) [3]	4.9%	5.6%	4.7%

[1]	Subscriber – one household or small business customer. For a business customer with numerous set top boxes (such as a hotel, kibbutz or gym), the number of subscribers is standardized. The number of business customers that are not small businesses, is calculated by dividing the total payment received from all the business customers that are not small businesses by the average revenue per small business customer, which is determined once every period. In the fourth quarter of 2018 the standardization formula was updated and, as a result, the number of subscribers decreased by 7,000. This was partially due to the fact that the average revenue per small business customer in the special offers (at least 100 customers per offer) increased in the past year as a result of the transfer of customers to higer priced packages richer in content.
[2]	ARPU includes total yes revenues (content and equipment, premium channels, advanced services, and others) divided by average subscribers for the period.
[3]	Churn rate - the number of yes subscribers who left yes during the period divided by the average number of registered yes subscribers in the period.

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 15

Conference Call & Webcast Information

Bezeq will conduct a conference call hosted by Mr. Shlomo Rodav, Bezeq’s Chairman, Mr. Dudu Mizrahi, Bezeq CEO, Mr. Ran Guron, CEO of Pelephone, Bezeq International and yes, and Mr. Yali Rothenberg, Bezeq Group Chief Financial Officer on Thursday, August 29, 2019, at 3:00 PM Israel Time / 8:00 AM Eastern Time. Participants may join the live conference call by dialing:

International Phone Number: + 972-3-918-0609

Israel Phone Number: 03-918-0609

A live webcast of the conference call will be available on the investor relations section of the Bezeq corporate website at www.bezeq.co.il. Please visit the website at least 15 minutes early to register for the webcast and download any necessary audio software.

A webcast replay will be made available on the investor relations section of Bezeq’s corporate website. An automated telephone replay will also be available approximately three hours after the completion of the live call through Wednesday, September 4, 2019. Participants can access and listen to the conference call replay by dialing:

International Phone Number: + 972-3-925-5900

Israel Phone Number: 03-925-5900

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 16

About “Bezeq” The Israel Telecommunication Corp.

Bezeq is Israel’s leading telecommunications service provider. Established in 1984, the Company has led Israel into the new era of communications, based on the most advanced technologies and services. Bezeq and its subsidiaries offer the full range of communications services including domestic, international and cellular phone services; broadband Internet, cloud and digital services, and other data communications; satellite and Internet based multi-channel TV; and corporate networks.

For more information about Bezeq please visit the corporate website at http://ir.bezeq.co.il.

This press release contains general data and information as well as forward looking statements about Bezeq. Such statements include expressions of management’s expectations about new and existing programs, opportunities, technology and market conditions. Although Bezeq believes its expectations are based on reasonable assumptions, these statements are subject to numerous risks and uncertainties. These statements should not be regarded as a representation that anticipated events will occur or that expected objectives will be achieved. These forward-looking statements are made only as of the date hereof and the Company assumes no obligation to update any forward-looking statement. In addition, the realization and/or otherwise of the forward-looking information will be affected by factors that cannot be assessed in advance, and which are not within the control of the Corporation, including the risk factors that are characteristic of its operations, and developments in the general environment, and external factors and the regulation that affects the Corporation’s operations.

This press release contains partial information from the public reports of Bezeq under the Israeli Securities Law 5728-1968 (the “Securities Law”), which reports can be accessed at the Israeli Securities Authority’s website, www.magna.isa.gov.il. A review of this press release is not a substitute for a review of the detailed reports of Bezeq under the Securities Law and is not meant to replace or qualify them; rather, the press release is prepared merely for the convenience of the reader, with the understanding that the detailed reports are being reviewed simultaneously. No representation is made as to the accuracy or completeness of the information contained herein.

This press release does not constitute an offer or invitation to purchase or subscribe for any securities, and neither this presentation nor anything contained herein shall form the basis of or be relied upon in connection with any contract or commitment whatsoever.

Investor Relations Contact:	Media Relations Contact:
Mr. Naftali Sternlicht	Mr. Guy Hadass
Bezeq	Bezeq
Phone: +972-2-539-5441	Phone: +972-3-626-2600
Email: ir@bezeq.co.il	Email: pr@bezeq.co.il

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 17

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Income

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Revenues	4,480	4,694	2,224	2,333	9,321
Costs of activity
General and operating expenses	1,626	1,679	814	838	3,379
Salaries	981	1,013	489	503	1,992
Depreciation, amortization, and impairment losses	944	1,062	478	537	2,189
Other operating expenses (income), net	(439)	107	(414)	84	634
Impairment loss	951	-	951	-	1,675
Total operating expenses	4,063	3,861	2,318	1,962	9,869

Operating profit (loss)	417	833	(94)	371	(548)
Financing expenses (income)
Financing expenses	262	256	149	129	516
Financing income	(27)	(38)	(13)	(19)	(81)
Financing expenses, net	235	218	136	110	435

Profit (loss) after financing expenses, net	182	615	(230)	261	(983)
Share in losses of equity-accounted investees	(1)	(2)	(1)	(1)	(3)
Profit (loss) before income tax	181	613	(231)	260	(986)
Income tax	1,454	158	1,342	65	80
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)

Earnings per share (NIS)
Basic earnings (loss) per share (in NIS)	(0.46)	0.16	(0.57)	0.07	(0.39)

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 18

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Financial Position

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Assets	NIS million	NIS million	NIS million

Cash and cash equivalents	971	923	890
Investments	1,944	1,676	1,404
Trade receivables	1,744	1,822	1,773
Other receivables	288	313	267
Inventory	100	96	97
Total current assets	5,047	4,830	4,431

Trade and other receivables	535	447	470
Broadcasting rights, net of rights exercised	59	467	60
Right-of-use assets	1,394	1,424	1,504
Fixed assets	6,245	6,811	6,214
Intangible assets	977	2,687	1,919
Deferred tax assets	12	1,035	1,205
Deferred expenses and non-current investments	465	530	462
Investment property	-	130	58
Total non-current assets	9,687	13,531	11,892
Total assets	14,734	18,361	16,323

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 19

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Financial Position (Contd.)

	June 30, 2019	June 30, 2018	December 31, 2018
	(Unaudited)	(Unaudited)	(Audited)
Liabilities and equity	NIS million	NIS million	NIS million

Debentures, loans and borrowings	1,625	1,796	1,542
Current maturities of liabilities for leases	434	417	445
Trade and other payables	1,427	1,583	1,690
Employee benefits	443	369	581
Provisions	148	110	175
Current tax liabilities	20	-	-
Total current liabilities	4,097	4,275	4,433

Loans and debentures	9,709	10,204	9,637
Liability for leases	1,022	1,034	1,106
Employee benefits	487	267	445
Derivatives and other liabilities	163	210	174
Liabilities for deferred taxes	53	74	56
Provisions	39	40	38
Total non-current liabilities	11,473	11,829	11,456

Total liabilities	15,570	16,104	15,889

Total equity	(836)	2,257	434

Total liabilities and equity	14,734	18,361	16,323

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 20

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flows from operating activities
Profit (loss) for the period	(1,273)	455	(1,573)	195	(1,066)
Adjustments:
Depreciation, amortization, and impairment losses	944	1,062	478	537	2,189
Impairment loss of assets	951	-	951	-	1,675
Share in losses of equity-accounted investees	1	2	1	1	3
Financing expenses, net	224	224	128	113	445
Capital gain, net	(461)	(6)	(417)	(5)	(15)
Income tax expenses	1,454	158	1,342	65	80

Change in trade and other receivables	18	134	46	60	241
Change in inventory	(9)	13	-	18	(5)
Change in trade and other payables	(176)	(110)	(185)	(152)	(138)
Change in provisions	(27)	15	3	7	81
Change in employee benefits	(98)	84	(52)	77	489
Change in other liabilities	(6)	(16)	6	(17)	-
Net income tax paid	(153)	(300)	(104)	(93)	(467)
Net cash from operating activities	1,389	1,715	624	806	3,512

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 21

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow used for investing activities
Purchase of fixed assets	(551)	(581)	(281)	(308)	(1,216)
Investment in intangible assets and deferred expenses	(198)	(206)	(95)	(111)	(390)
Investment in bank deposits and securities	(1,780)	(1,934)	(669)	(764)	(2,338)
Proceeds from bank deposits and others	1,237	563	71	488	1,244
Proceeds from the sale of fixed assets	49	31	18	23	160
Receipts on account of sale of the Sakia complex	328	-	323	-	155
Payment of permit fees, betterment levy, and purchase tax for the Sakia complex	(149)	(112)	(149)	(112)	(121)
Receipt (payment) of betterment tax for the sale of the Sakia complex	5	(80)	-	(80)	(80)
Miscellaneous	10	8	1	4	34
Net cash used in investing activities	(1,049)	(2,311)	(781)	(860)	(2,552)

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 22

“Bezeq” The Israel Telecommunication Corp., Limited

Condensed Consolidated Interim Statements of Cash Flows (Cont’d)

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million
Cash flow from financing activities
Issue of debentures and receipt of loans	500	320	500	-	891
Repayment of debentures and loans	(362)	(182)	(362)	(182)	(1,567)
Payments of principal and interest for leases	(207)	(221)	(90)	(96)	(422)
Interest paid	(190)	(204)	(185)	(199)	(421)
Dividends paid	-	(368)	-	(368)	(686)
Miscellaneous	-	(7)	-	(4)	(46)
Net cash used for financing activities	(259)	(662)	(137)	(849)	(2,251)
Increase (decrease) in cash and cash equivalents, net	81	(1,258)	(294)	(903)	(1,291)
Cash and cash equivalents at beginning of period	890	2,181	1,265	1,826	2,181
Cash and cash equivalents at end of period	971	923	971	923	890

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 23

“Bezeq” The Israel Telecommunication Corp., Limited

Other Operating Expenses (Income), Net

	Six months ended June 30		Three months ended June 30		Year ended December 31
	2019	2018	2019	2018	2018
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Audited)
	NIS million	NIS million	NIS million	NIS million	NIS million

Capital gains (mainly from the sale of real estate	(461)	(6)	(417)	(5)	(1)
Expenses (income) for early retirement	(24)	93	1	81	559
Provision for legal claims	1	20	2	8	91
Expenses for collective agreement in yes	45	-	-	-	-
Profit from sale of an associate company	-	-	-	-	(14)
Others	-	-	-	-	(1)
Total operating expenses (income), net	(439)	107	(414)	84	634

BEZEQ GROUP REPORTS SECOND QUARTER 2019 FINANCIAL RESULTS	PAGE | 24